UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 3)*
INDUS Realty Trust, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)

45580R103

(CUSIP Number)
Scott Luftglass
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza, New York, New York 10004
(212) 859-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 22, 2022

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Conversant Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,049,088 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,049,088 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,049,088 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	Excludes 515,747 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

1	NAMES OF REPORTING PERSONS
Conversant GP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,049,088 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,049,088 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,049,088 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Excludes 515,747 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

1	NAMES OF REPORTING PERSONS
CM Change Industrial LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
515,755 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
515,755 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
515,755 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Excludes 515,747 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

1	NAMES OF REPORTING PERSONS
CM Change Industrial II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
533,333

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
533,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
533,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
SCHF (GPE), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Excludes 515,747 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

1	NAMES OF REPORTING PERSONS
Michael Simanovsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,049,088 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,049,088 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,049,088 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Excludes 515,747 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

This amendment (this “Amendment No. 3”) further amends the Schedule 13D filed by the Reporting Persons on September 3, 2020 (the “Original Schedule 13D”) with respect to the Common Stock, par value $0.01 (the “Common Stock” or “Shares”) of INDUS Realty Trust, Inc. (formerly Griffin Industrial Realty, Inc.) (the “Issuer”), as previously amended on March 5, 2021 (“Amendment No. 1”) and October 12, 2021 (“Amendment No. 2”). Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Schedule 13D as previously amended. The Original Schedule 13D, as previously amended, is further amended hereby only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Schedule 13D as previously amended, such incorporation by reference is also amended hereby.

Item 2.	Identity and Background.

Item 2 is hereby amended to update the principal business address for each of Conversant Capital, Conversant GP, CM Change, CM Change II and Mr. Simanovsky to 25 Deforest Avenue, 3rd Floor, Summit, New Jersey 07901.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended by the addition of the following:
Merger
On February 22, 2023, the Issuer, IR Parent, LLC, a Delaware limited liability company (“Parent”), IR Merger Sub II, Inc., a Maryland corporation and a wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Issuer has described the Merger Agreement in greater detail in a Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2023, which Form 8-K includes the Merger Agreement as an exhibit. The summary of certain terms and conditions of the Merger Agreement set forth herein is qualified by reference to the Merger Agreement in its entirety.
The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, the Merger Sub will be merged with and into the Issuer (the “Merger”). Upon completion of the Merger, the Issuer will survive as a wholly-owned subsidiary of Parent (such subsidiary, the “Surviving Entity”) and the separate corporate existence of Merger Sub will cease.
Pursuant to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Merger Effective Time”), each share of Common Stock that is issued and outstanding immediately prior to the Merger Effective Time (other than shares of Common Stock held by the Issuer and the Parent Parties) will be automatically cancelled and converted into the right to receive an amount in cash equal to $67.00 per share (the “Merger Consideration”), without interest, which such per share amount may be increased on the basis of the most recently declared regular quarterly cash dividend of the Issuer permitted by the terms of the Merger Agreement as of the date prior to the closing date of the Merger, as provided in the Merger Agreement. Pursuant to the terms and conditions of the Merger Agreement, the Issuer may declare and pay regular quarterly dividends for the first and second quarters of fiscal year 2023, in each case, subject to certain limitations. Thereafter, the Issuer may not pay dividends, except as necessary to preserve its tax status as a real estate investment trust or to avoid the imposition of income or excise taxes, subject to certain limitations.
The Merger Agreement provides that outstanding Issuer equity compensatory awards will be cancelled and terminated and converted into the right to receive cash from the Surviving Entity in amounts, at such times, and subject to such conditions as further described in the Merger Agreement.
The Merger is subject to the approval of the stockholders of the Issuer (as further defined in the Merger Agreement, “Stockholder Approval”) and other customary closing conditions. The Merger Agreement includes other customary terms and conditions regarding the non-solicitation of alternative proposals, the recommendation of the Board, and the termination of the Merger Agreement.
The Merger Agreement provides that at the Merger Effective Time, the Issuer and the Surviving Entity shall take all necessary action such that the directors and officers of Merger Sub immediately prior to the Merger Effective Time, or such other individuals designated by Parent as of the Merger Effective Time, shall become the directors and officers of the Surviving Entity and the charter and bylaws of the Issuer shall be amended and restated as provided in the Merger Agreement.
If the Merger is consummated, the Shares will cease to be listed on the Nasdaq and will become eligible for termination of registration under Section 12 of the Securities Exchange Act of 1934.

Warrant
Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, immediately prior to the Merger Effective Time, the Warrant will be automatically cancelled and terminated and converted into the right to receive from the Surviving Entity an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of shares of Common Stock underlying the Warrant immediately prior to the Merger Effective Time by (y) an amount equal to the Merger Consideration less the per share exercise price of the Warrant. As of the date hereof, the Warrant is exercisable for 515,747 shares of Common Stock at a per-share exercise price of $58.70.
Support Agreement
As a material inducement to Parent’s willingness to enter into the Merger Agreement, CM Change and CM Change II entered into a Voting and Support Agreement, dated as of February 22, 2023 (the “Support Agreement”). Pursuant to the Support Agreement, each of CM Change and CM Change II has agreed, among other things, to vote all issued and outstanding Common Stock currently beneficially owned or thereafter acquired by it (i) in favor of (A) the approval of the Merger and any other matters necessary or reasonably requested by Parent for the consummation of the Merger and the other transactions contemplated thereby and (B) any proposal to adjourn or postpone such meeting of stockholders of the Issuer to a later date if there are not sufficient votes to approve the adoption of the Merger Agreement; and (ii) against (A) any Competing Proposal (as defined in the Merger Agreement), Alternative Acquisition Agreement (as defined in the Merger Agreement) or any of the transactions contemplated thereby, and (B) any action which would reasonably be expected to prevent, materially delay or materially adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger, in each case, subject to the limitations set forth in the Support Agreement.
Subject to certain exceptions, the Support Agreement prohibits CM Change and CM Change II from making certain transfers of any of the shares of Common Stock subject to the Support Agreement prior to the Stockholder Approval and from taking certain other actions that would impair the ability of CM Change and CM Change II to fulfill their respective obligations under the Support Agreement. The Support Agreement also contains customary non-solicitation covenants with respect to alternative transactions generally similar to those contained in the Merger Agreement with respect to the Issuer.
The Support Agreement terminates automatically on the earliest to occur of (i) the effective time of the Merger, (ii) the delivery of written notice by the Issuer to Parent of an Adverse Recommendation Change (as defined in the Merger Agreement) made in compliance with the Merger Agreement, (iii) certain amendments or waivers of the Merger Agreement without the prior consent of CM Change and CM Change II, (iv) the termination of the Merger Agreement and (v) mutual written consent of the parties to the Support Agreement.
The foregoing description of the Support Agreement and the transactions contemplated thereby is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as Exhibit 99.7 to this Amendment No. 3 via incorporation by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:
(a) As of the date hereof, each of Conversant Capital, Conversant GP and Mr. Simanovsky collectively may be deemed to beneficially own 1,049,088 shares of Common Stock, which excludes 515,747 shares of Common Stock issuable upon the exercise of the Warrant held by CM Change, as indicated in the footnotes on the respective cover pages for such Reporting Persons. CM Change may be deemed to beneficially own 515,755 shares of Common Stock, which excludes 515,747 shares of Common Stock issuable upon exercise of the Warrant held by CM Change, as indicated in the footnotes on the cover page for CM Change. CM Change II may be deemed to beneficially own 533,333 shares of Common Stock. SCHF, due to its role as the general partner of SCHF PV, may be deemed to beneficially own 0 shares of Common Stock, excluding 515,747 shares of Common Stock issuable upon the exercise of the Warrant held by CM Change, as indicated in the footnotes on the cover page for SCHF. The filing of this Schedule 13D shall not be construed as an admission that either SCHF or SCHF PV is the beneficial owner of any Shares included herein for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended. The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 10,194,445 shares of Common Stock outstanding on February 17, 2023, in reliance on information provided by the Issuer.
The Warrant contains restrictions on exercise such that it may not be exercised if the number of shares of Common Stock to be issued pursuant to such exercise or conversion would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (“Section 13(d)”)) in excess of 9.90% of all of the Common Stock outstanding at such time (the “Ownership Limitation”). Each of the Reporting Persons (other than CM Change II) disclaims beneficial ownership of any and all shares of Common Stock issuable upon the exercise of the Warrant to the extent that such exercise would cause aggregate beneficial ownership of CM Change or its affiliates to exceed or remain above the Ownership Limitation.

Item 5(b) is hereby amended and restated to read as follows:
(b) As of the date hereof, CM Change beneficially owned 515,755 issued and outstanding Shares, and none of the Shares issuable upon exercise of the Warrant, constituting approximately 5.1% of the outstanding Common Stock, and CM Change II beneficially owned 533,333 issued and outstanding Shares, constituting approximately 5.2% of the outstanding Common Stock. As of the date hereof, SCHF beneficially owned 0 issued and outstanding Shares, constituting 0% of the outstanding Common Stock. Conversant GP, Conversant Capital, and Mr. Simanovsky may be deemed to beneficially own the Shares owned directly by CM Change and CM Change II. Conversant Capital, Conversant GP and Mr. Simanovsky have shared voting and dispositive power over the Shares directly held by CM Change and CM Change II and the Warrant. SCHF, due to its role as the general partner of SCHF PV, shares dispositive power over the Warrant with CM Change.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended by the addition of the following:
Support Agreement
The descriptions set forth in Item 4 regarding the Support Agreement and the Merger Agreement’s treatment of the Warrant are incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.

Exhibit 99.7
Voting and Support Agreement, dated as of February 22, 2023, by and among IR Parent, LLC, CM Change Industrial LP, and CM Change Industrial II LP (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by INDUS Realty Trust, Inc. on February 22, 2023)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 23, 2023
CONVERSANT CAPITAL LLC

/s/ Michael Simanovsky
Name:	Michael Simanovsky
Title:	Managing Member

CONVERSANT GP HOLDINGS LLC

/s/ Michael Simanovsky
Name:	Michael Simanovsky
Title:	Managing Member

CM CHANGE INDUSTRIAL LP

By: Conversant GP Holdings LLC, its general partner

/s/ Michael Simanovsky
Name:	Michael Simanovsky
Title:	Managing Member

CM CHANGE INDUSTRIAL II LP

By: Conversant GP Holdings LLC, its general partner

/s/ Michael Simanovsky
Name:	Michael Simanovsky
Title:	Managing Member

SCHF (GPE), LLC

/s/ Kevin Kelly
Name:	Kevin Kelly
Title:	Managing Member

MICHAEL SIMANOVSKY

/s/ Michael Simanovsky
Name:	Michael Simanovsky